Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jagged Peak Energy Inc:

We consent to the incorporation by reference in the registration statements (No. 333-215830) on Form S-8, (No. 333-223122) on Form S-3, (No. 333-228776) on Form S-4 of Jagged Peak Energy Inc. of our reports dated February 28, 2019, with respect to the consolidated and combined balance sheets of Jagged Peak Energy Inc as of December 31, 2018 and 2017, and the related consolidated and combined statements of operations, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10‑K of Jagged Peak Energy Inc.

/s/ KPMG LLP

Denver, Colorado
February 28, 2019